

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ___December 31, 2004___________________________________

OR

 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to ________________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515


PROCESSED
JUN 28 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 23, 2005


Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement No. 333-36331 on Form S-8 of Hub Group, Inc., our report dated June 13, 2005, appearing in this Annual Report on Form 11-K of the HUB Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2004.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 17, 2005

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation of our report of the Hub Group Employee Profit Sharing and Trust Plan dated June 14, 2004, included in this Form 11-K, into the Hub Group, Inc.'s previously filed Registration Statement Form S-8 (File No. 333-36331).



Chicago, Illinois
June 17, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

HUB GROUP
EMPLOYEE PROFIT SHARING
AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
HUB Group
Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the HUB Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 13, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan administrator of the
Hub Group, Inc.
Employee Profit Sharing and Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Employee Profit Sharing and Trust Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP
Chicago, Illinois
June 17, 2005

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2004 and 2003

	2004	2003
Investments (Note 3)	$ 59,335,610	$ 47,889,953
Net assets available for benefits	$ 59,335,610	$ 47,889,953

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2004

Additions to net assets attributed to:	
Contributions	
Employee	$ 3,787,391
Rollover	1,023,661
Employer	1,190,499
Total contributions	6,001,551
Investment income	
Interest and dividends	1,063,328
Net appreciation in fair value of investments	10,785,570
Total investment income	11,848,898
Total additions	17,850,449
Deductions from net assets attributed to:	
Benefits paid to participants	6,351,400
Administrative expenses	53,392
Total deductions	6,404,792
Net increase	11,445,657
Net assets available for benefits	
Beginning of year	47,889,953
End year	$ 59,335,610

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Prior to April 1, 2004, participants were permitted to contribute from 1% to 100% of pretax annual compensation; after April 1, 2004, participants were permitted to contribute from 1% to 60% of pretax annual compensation, as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company provides a matching contribution equal to 50% of the first 6% of each participant's pretax contributions, not to exceed $6,150 for 2004. A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit-sharing contributions were made in 2004.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2004, $11,599 of forfeitures was available to pay expenses or offset future employer contributions.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Hardship Withdrawals: Subject to approval by Fidelity Management Trust Company ("the Trustee"), participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participants Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as earned, and payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,135,325 and $191,301 of employer and employee contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits as of December 31, 2004. As of December 31, 2003, $1,190,502 and $216,994 of employer and employee participant contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits. In addition, a liability for an excess contribution refundable of $130,472 and $48,075 would have been recorded at December 31, 2004 and 2003, respectively.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2004, administrative expenses were paid by the Plan's forfeiture account.

NOTE 3 - INVESTMENTS

The following investments held by the Trustee represent 5% or more of the Plan's total net assets at December 31:

	2004	2003
Fidelity Magellan Fund	$ 8,942,648	$ 8,861,985
Fidelity Contrafund	9,005,473	7,753,140
Fidelity Investment Grade Bond Fund	2,898,315	2,819,732
Fidelity Growth & Income Portfolio	7,122,933	6,795,636
Fidelity Low-Priced Stock Fund	4,839,484	3,194,070
Fidelity Retirement Money Market Portfolio	3,286,974	3,213,871
Hub Group, Inc. Stock*	8,428,204	6,747,319

* Held as part of the HUB Group, Inc. Stock Fund

(Continued)

NOTE 3 - INVESTMENTS (Continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004
Mutual funds	$ 3,620,480
Common stock	7,165,090
	$ 10,785,570

NOTE 4 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on October 9, 2003, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(Continued)

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Fees paid by the Plan to the Trustee for record-keeping and administration amounted to approximately $29,793 for the year ended December 31, 2004. Plan participants also paid fees of $17,681 to the Trustee for loan maintenance and other charges. The Plan also invests in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

At December 31, 2004 and 2003, the Plan had $8,428,204 and $6,747,319, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 322,796 and 626,492 shares Company stock held as of December 31, 2004 and 2003, respectively. These shares reflect a two-for-one stock split which occurred on May 12, 2005.

SUPPLEMENTAL SCHEDULE

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of plan sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
		Mutual Funds			
	Pimco	Total Return Fund	**	$	18,838
	Franklin	Mutual Discovery A	**		6,084
	Baron	Baron Growth	**		155,793
	Baron	Baron Asset Fund	**		41,337
	Ariel	Ariel Fund	**		146,818
	Ariel	Ariel Appreciation	**		579
	Ariel	Ariel Prem Bond Inv	**		4
	Templeton	Templeton Foreign A	**		26,651
	Franklin	Mutual Shares CL A	**		10,051
	MainStay	MSIFT CP FX Inc Adv	**		1667
	Oakmark	Oakmark Fund I	**		112,580
	Pimco	PIM Glbbond Ad Unhdgd	**		1,893
	Pimco	Pimco High Yield Adm	**		47,190
	Pimco	Pimco Low Dur Adm	**		41,012
	Pimco	Pimco Lt US Govt Adm	**		2,360
	Pimco	Templeton Dev Mkts A	**		1,316
	Pimco	Templeton Growth A	**		126,391
	Pimco	Tmpl Global Bond A	**		1,490
	Pimco	Templeton World A	**		43,737
	Artisan	Artisan Intl	**		93,056
	MainStay	MSI Intl Equity B	**		23,183
	Scudder	Scudder Global Disc	**		1,326
	American Century	AM Cent Ultra Inv	**		4,652
	TCW	Galileo Small Cap Growth	**		88,219
	Aim	Aim Gbl Aggr Growth A	**		3,495
	Managers	Managers Bond Fund	**		4,624
	RS Investments	RS Smaller Co Growth	**		44,178
	TCW	TCW Galileo Sel Eq N	**		32,350
	Aim	Aim Basic Value A	**		139,307
	Oakmark	Oakmark Eq & Inc I	**		218,062
	Royce	Royce Low Priced Stk	**		80,196
	Scudder	Scudder/D High Rtn A	**		14,759
	Aim	Aim Midcap Core Eq A	**		33,670
	Western Asset	West Asset Core FI	**		1,402
	Pimco	Pimco NFJ SmallCap Value Ad	**		85,560
	Lord Abbet	Ld Abbet MidCap Value P	**		22,508
	Columbia	Columbia High Yld Z	**		9,784
	American Century	Am Cen Lg Co Val Inv	**		35,595
*	Fidelity	Fid Fidelity	**		9,641
*	Fidelity	Fid Puritan	**		950,400

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Value Strategies	**	$ 5,734
*	Fidelity	Fid Ginnie Mae	**	12,786
*	Fidelity	Fidelity Magellan	**	8,942,648
*	Fidelity	Fid Contrafund	**	9,005,473
*	Fidelity	Fid Equity Income	**	25,185
*	Fidelity	Fid Growth Company	**	57,212
*	Fidelity	Fidelity Invst Gr Bd	**	2,898,315
*	Fidelity	Fid Growth & Income	**	7,122,933
*	Fidelity	Fid Intermed Bond	**	12,021
*	Fidelity	Fid Capital & Income	**	4,090
*	Fidelity	Fid Value	**	281,066
*	Fidelity	Fid Mortgage Sec	**	789
*	Fidelity	Fidelity Govt Income	**	38,610
*	Fidelity	Fid Overseas	**	27,928
*	Fidelity	Fid Leveraged Co Stk	**	152,223
*	Fidelity	Fid Europe	**	17,234
*	Fidelity	Fid Pacific Basin	**	2,771
*	Fidelity	Fid Real Estate Invs	**	222,548
*	Fidelity	Fid Balanced	**	8,464
*	Fidelity	Fid Intl Discovery	**	389,215
*	Fidelity	Fid Cap Appreciation	**	182,176
*	Fidelity	Fid Convertible Sec	**	313,857
*	Fidelity	Fid Canada	**	54,112
*	Fidelity	Fid Utilities	**	4,683
*	Fidelity	Fid Blue Chip Growth	**	32,561
*	Fidelity	Fid Low Pr Stk	**	4,839,484
*	Fidelity	Fid Equity Income II	**	1,119,926
*	Fidelity	Fidelity Emerg Mrkts	**	350,176
*	Fidelity	Fidelity Aggr Growth	**	39,825
*	Fidelity	Fid Diversified Intl	**	2,123,290
*	Fidelity	Fid Dividend Growth	**	74,580
*	Fidelity	Fid New Markets Inc.	**	144,950
*	Fidelity	Fid Exp & Multinatl	**	7,553
*	Fidelity	Fid Aggressive Intl	**	26,099
*	Fidelity	Fid Sm Cap Independ	**	33,621
*	Fidelity	Fid Mid Cap Stock	**	133,298
*	Fidelity	Fid Large Cap Stock	**	65,741
*	Fidelity	Fid Small Cap Stock	**	69,565
*	Fidelity	Fid Latin America	**	7,273
*	Fidelity	Fid Japan	**	4,983
*	Fidelity	Fid Southeast Asia	**	19,537
*	Fidelity	Fid Strategic Income	**	110,963
*	Fidelity	Fid Freedom Income	**	17,402
*	Fidelity	Fid Freedom 2000	**	53,913

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Sponsor: HUB Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Freedom 2010	**	$ 317,987
*	Fidelity	Fid Freedom 2020	**	684,264
*	Fidelity	Fid Freedom 2030	**	332,263
*	Fidelity	Fid Sm Cap Rtmt	**	194
*	Fidelity	Sptn Total Mkt Index	**	193,430
*	Fidelity	Fid Short Term Bond	**	58,339
*	Fidelity	Fid Fifty	**	64,631
*	Fidelity	Fidelity Retire Mmkt	**	3,286,974
*	Fidelity	Fidelity Ret Govt MM	**	268,940
*	Fidelity	Fid Mgd Inc Port	**	465,737
*	Fidelity	Spartan US Eq Index	**	1,257,739
*	Fidelity	Fidelity US Bd Index	**	17,290
*	Fidelity	Fid Str Lg Cap Value	**	3,393
*	Fidelity	Fid Freedom 2040	**	130,609
*	Fidelity	Fid Str Md Cap Value	**	2,443
*	Fidelity	Fid Str Md Cap Growth	**	15,709
*	Fidelity	Fid Inflat Prot Bond	**	224,154
*	Fidelity	Fid Intl Small Cap	**	67,427
*	Fidelity	Fid Total Bond	**	3,031
*	Fidelity	Fid Blue Chip Value	**	103,036
*	Fidelity	Fid Freedom 2005	**	675
*	Fidelity	Fid Freedom 2015	**	29,396
*	Fidelity	Fid Freedom 2025	**	31,894
*	Fidelity	Fid Freedom 2035	**	10,312
		Total mutual funds		$ 49,308,442
		Common Stock		
*	HUB Group, Inc.	HUB Group Corporate Common Stock	**	8,428,204
		Other		
		Interest Bearing Cash	**	272,530
*	Plan Participants	Loans, maturing through 2014, Interest rates from 5.25% to 10.5%	**	1,326,434
				$ 59,335,610

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.